

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Kenneth V. Huseman
Chief Executive Officer
Basic Energy Services, Inc
400 W. Illinois, Suite 800
Midland, Texas 79701

> **Re:** **Basic Energy Services, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Response Letter Dated May 23, 2007**
> **File No. 001-32693**

Dear Mr. Huseman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief